May 23, 2006

Room 7010

Paris G. Reece III
Executive Vice President, Chief Financial Officer and Principal
Accounting Officer
M.D.C. Holdings, Inc.
4350 South Monaco Street, Suite 500
Denver, Colorado 80237

Re:	M.D.C. Holdings, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2005
Forms 10-Q for the Fiscal Quarters Ended March 31, 2006
	File No. 001-08951

Dear Mr. Reece:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Warranty Costs, page F-12

1. We note your rollforward of warranty activity for the years ended
December 31, 2005, 2004 and 2003 which includes your warranty expense provision recorded during each of those years. Revise your disclosure in future filings to separately present the amount of the provision recorded that represents the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates) for each of the years presented. Refer to paragraph 14b of FIN45. Please make similar revisions to your disclosure related to insurance reserves on page F-
13.

2. You indicate that if warranty payments for an individual house exceed the related reserve, then payments in excess of the reserve are evaluated in the aggregate to determine if an adjustment to home cost of goods sold should be recorded. We assume you mean that an adjustment to the warranty reserve would be recorded, resulting in an adjustment to home cost of sales. Please confirm our assumptions or supplementally explain your accounting for warranty costs. Also confirm that the warranty reserve presented in the table on page F-17 relates to the general and structural reserve as well as the reserve for known, unusual warranty-related expenditures not covered by the general and structural warranty reserve.

3. Tell us more about your Estimates-to-Complete reserves. If changes to these reserves could materially impact your results of operations, provide a table summarizing this reserve activity for each period presented. The table should be similar to that required by in the same form and content required by 14b of FIN45.

Note 3. Information of Business Segments, page F-18

4. You disclose that you operate in two segments, Homebuilding and Financial Services, however, we note in your business section and MD&A you separately discuss markets by state. Please clarify whether your regions or states are operating segments as defined by paragraph
10 of SFAS 131. If so, tell us how you have met the aggregation criteria of paragraph 17 of SFAS 131. Specifically address how you have determined that your operating segments have similar economic characteristics. Provide for us the sales and gross margin trends for each operating segment and address any inconsistencies in the trends that they depict. Please identify your chief operating decision maker (CODM) and provide us with representative copies of the discrete financial information that is regularly reviewed by your
CODM.

Note 18. Supplemental Guarantor Information, page F-33

5. Your disclosure regarding your guarantor subsidiaries does not indicate whether or not these subsidiaries are 100% owned. Note that
Rule 3-10 of Regulation S-X states that each guarantor subsidiary must be "100% owned" by the parent issuer as defined by Rule 3-10(h)
of Regulation S-X. Revise your disclosures in future filings to clarify whether or not the guarantor subsidiaries are 100% owned. To the extent they are not 100% owned, tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Melissa Rocha at (202) 551-3854, Jeanne
Baker,
Assistant Chief Accountant at (202) 551-3691 or me at (202) 551-
3255
if you have questions regarding comments on the financial statements and related matters.


Sincerely,


Nili N. Shah
Branch Chief

Paris G. Reece
M.D.C. Holdings, Inc.
May 23, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
   CORPORATION FINANCE